SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December, 2004

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

In an effort to privatize Korea South-East Power Co., Ltd., one of its non-nuclear generation subsidiaries, on December 10, 2004, Korea Electric Power Corporation (“KEPCO”) will meet with a couple of potential strategic investor candidates and utility analysts from three financial institutions based in Hong Kong. Topics to be discussed include the plan of selling KEPCO’s generation subsidiaries and the current operation with respect to power pooling.

In addition, KEPCO has entered into an agreement with the authorities of the People’s Democratic Republic of Korea (“North Korea”) to provide and distribute 15 mega-watt of electricity to 15 South Korean companies that are expected to commence operations in the Gaeseong industrial zone in North Korea.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOREA ELECTRIC POWER CORPORATION

By:	/s/ Lee, Hi-Taek
Name:	Lee, Hi-Taek
Title:	Chief Financial Officer

Date : December 9, 2004

Developments in Korea’s Power Industry

December 9th, 2004

Table of Contents

I. Overview of Korea’s Power Industry

II. Overview of the Restructuring Plan

III. Overview of the Electricity Market System

IV. Privatization of Gencos

V. Conclusion

I. Overview of Korea’s Power Industry

Generation Sector

Nuclear and coal are very important sources of fuel in Korea

Market Shares (3Q.2004)

Fuel Mix (3Q.2004)

1.3

100%

5.3

5.4

KOWEPCO

KOSPO

11.4%

14.9%

15.3

11

80%

21.6

KEWESPO

KOMIPO

29.2

10.7%

60%

10.9%

28.9

IPPs

40%

2%

20%

KOSEP

38.5

10.9%

30.4

0%

Installed Capacity

Gross Power Generation

KHNP

Others

Hydro

Oil

Gas

Nuclear

Coal

39.7%

Coal and nuclear comprise 57% of installed capacity and 78% of generation

6 Gencos, 100% owned by KEPCO supply about 98% of the total trading electricity

Transmission Sector

The nationwide multi-loop transmission network in place is now in the 2nd stage of the 765kV project

Transmission Network

Transmission Lines

30,000

25,000

20,000

15,000

(c-km)

10,000

5,000

0

2002

2001

2000

2003

345kV

154kV

66kV

HVDC

765kV

Boryeong

C/C

New

Incheon

T/P

Incheon

T/P

Pyongtaek

T/P

Dangjin

T/P

Taean

T/P

Yangju

Uijeonbbu

Migum

East Seoul

Youngseo

New

sungnam

New

Gapyong

New

Taebaek

New

Ansung

New

Seosan

Donghae

New

Jecheon

New

Yeongju

Sunsna

Chungwon

New

Okcheon

West

Daegu

New

Gyeongsan

New

Ulsan

New

Namwon

New

Kimhae

New

Masan

Kwangyang

New

Yangsan

Haenam

C/S

Jeju

Chungyang

Gunsan

New

Kimje

New

Kwangju

New

Gangjin

Wolsong

N/P

Boryeong

T/P

Yeongkwang

N/P

Yeosu

T/P

Samchonpo

T/P

Muju

P/P

Ulsan

T/P

Gori

3-4 N/P

Gori

1-2 N/P

Uljin

N/P

New

Pohang

C/S

Hadong

T/P

North

Pusan

New

Yongin

Jungbu

New

Dangjin

345kV Overhead Transmission

345kV Underground Transmission

DC

180kV

Cable Link

345kV Substation

Power plant

765kV Substation

Notes

765kV Transmission

Sungdong

New

Incheon

New

Shiheung

West Seoul

Hwaseong

South

Pusan

Uiryeong

New

Gosung

Ulju

West

Incheon

Goryeong

New

Onsan

765kV Transmission

( 345kV Pressurization)

Sancheong

P/P

New

Hwason

New

Yangjae

New

Gyeryong

Asan

New

Distribution and Retail Sector

Industrial customers account for more than 50% of overall consumption

Distribution facilities have been added to meet demand growth

Distribution Facilities

Consumption by Type of Customers

90,000

390,000

350,000

76,356

293,599

71,977

80,000

380,000

65,035

300,000

278,451

376,454

257,731

70,000

240,075

57,178

250,000

370,000

366,983

60,000

200,000

(c-km)

50,000

358,328

360,000

(GWh)

(MVA)

40,000

150,000

351,264

30,000

350,000

100,000

20,000

50,000

340,000

10,000

330,000

0

0

2003

2002

2001

2000

2002

2001

2000

2003

Transformers

Line Length

Industrial

Commercial

Residential

Power monopoly in the Korean market

KEPCO is the dominant player in Korea’s power industry

KEPCO’s market share

Transmission

Generation

Distribution

100%

95%

100%

* Based on gross generation (2003)

KEPCO’s financial performance

%

3Q 2003

3Q 2004

(in billion Won)

1,017

6.0%

Revenue

16,826

17,843

2,229

500

28.9%

Operating Income

1,729

2,698

409

17.8%

Net Income

2,289

58,255

1,785

3.2%

Total Asset

56,470

18,604

-223

-1.2%

Total Liabilities

18,827

39,651

2,008

5.3%

Total SH’s Equity

37,643

II. Overview of the Restructuring Plan

The Original Restructuring Plan

Restructuring objectives and implementation methodology

Increase efficiency levels

Restructuring and Disaggregation

Korean

Electricity

Industry

Ensure security of supply and competitiveness

Competition and Deregulation

Improve customer choice and service

Privatisation

The Original Restructuring Plan

Phased introduction of competition in the electricity industry via segregation, deregulation and privatization

Generation Competition

Phase I ( ~ 2002)

Separate generation sector from KEPCO

Gradually privatize Gencos

Gencos to trade electricity by bidding through KPX

Introduce contestability for large consumers

Wholesale Competition

Phase II (2003 ~ 2008)

Separate distribution/retail sector from KEPCO

Disco unbundling cancelled by MOCIE

Privatize Discos

Open transmission network access to all participants

Retail Competition

Phase III (2009 ~ )

Introduce contestability for all consumer classes

Establishment of Gencos

KEPCO’s generation business was divided into 6 separate Gencos

Before April 2, 2001

After April 2, 2001

Transmission

K

E

P

C

O

Distribution/retail

Korea Power Exchange (KPX)

Generation

Transmission

KOSEPCO (7,165MW)

K

E

P

C

O

KOMIPO (7,993MW)

6 Gencos

Spin-off

KOWECO (7,946MW)

Distribution/retail

(100% owned

by KEPCO)

KOSPO (7,875MW)

KEWESPO (7,500MW)

KHNP (18,251MW)

Changes to Distribution Sector Policy

Study on Distribution Unbundling

(2000. 5 ~ 2001. 8)

Background of the cancellation of separation of KEPCO’s distribution and retail segments

KEEI reviewed options available for KEPCO’s distribution /retail sector

Adjustment of timing and implementation of shadow operations

Adoption as Agenda of the Korea

Tripartite Commission

(2003. 8)

Discuss the separation of distribution/retail sectors from KEPCO

Decision to organize a Joint Research Team to study the feasibility of distribution/retail sector separation and related issues

Activities of the Joint

Research Team

(2003. 9 ~ 2004. 5)

16 conferences & public hearings

On-site survey of 32 foreign institutions in 9 countries

Submittal of final report by the Joint Research Team

Final Conclusion

(2004. 6)

Korea Tripartite Commission decided to stop the separation of KEPCO’s distribution/retail sector and introduces independent business units within KEPCO to promote internal competition

Changes to Distribution Sector Policy

The cancellation of the establishment of Discos was largely due to uncertain risk-reward profiles

Very low price elasticity of demand

Difficulty controlling short-run supply

Risk of price hikes and price manipulation

Characteristics

of Electricity

Negative side-effects observed in other countries

Price shocks, large-scale blackouts, investment shortfalls

Financial distress, increased government burden

Lessons from

other Countries

Korea’s grid is not connected to other nations

Current market (CBP) offers stable prices

No price difference by region

Characteristics of

the Korean Market

Current system has been relatively successful in supplying stable and affordable electricity

Evaluation of

the Current System

Introduction of Independent SBU’s

Proposed schedule

Preparation of

detailed plans for

independent SBUs

(05.11 - 05.12)

Selection of

consultants

( - 04.12)

Conduct

study on

independent SBU

(05.1 - 05.10)

Implementation

of

independent SBUs

( 06.1 - )

* SBU = Strategic Business Unit

Key agenda

Ensure independence

Each SBU is responsible for its operational performance and results

Operations

Separate accounting for each SBU to measure performance

SBUs to be operated as financially self-sufficient profit centers

Auditing

Internal Trade

Conduct internal trade based on pre-set prices for business units

Utilize metering system to determine the costs of each SBU

Evaluation

Develop key indices for performance evaluation (KPIs, BSCs)

Introduce incentive system with responsibilities

* KPI - Key Performance Indicators * BSC - Balanced Score Cards

Future Structure of the Electricity Industry

Create a competitive market environment by encouraging private players to enter the market, promoting the CES system, and privatizing the Gencos

IPPs

Private Gencos

CES*

Public Gencos

Power Pool (KPX)

KEPCO

Transmission

Distribution/Retail

Direct Purchase

Retailer

Contestable Customers

(large customers)

Franchise Customers

(small customers)

Collective Customers

(apartment complexes, etc.)

New systems

*CES = Community Energy Supply system

Existing systems

III. Overview of the Electricity Market System

Cost-Based Pool (CBP)

CBP was introduced to encourage competition in the generation sector

Generation Competition

Generators only participate in the pool

Dispatch schedule is determined by costs:

Generation Cost Evaluation Committee determines variable costs of each generator monthly

Generators offer available capacity for each generator corresponding to each trading period daily

Energy price is based on system marginal price by merit order of actual variable cost of generators

GENCOs (6)

Others* (41)

Bid (sell)

Bid (sell)

Bid (sell)

Power Pool (KPX)

Transmission & Distribution (KEPCO)

PPA

IPPs (5)

Customers

Large Customers

Physical

Electricity Sales

*Others : small hydro, self-generator, wind etc.

Market Clearing Price Mechanism

Components of the Market Clearing Price (49.01KRW/kWh, 3Q 2004)

Marginal Price (Variable Cost) : Fuel, start-up costs, etc.

BLMP (Base Load Marginal Price) : nuclear, coal

SMP (System Marginal Price) : oil, gas

Marginal Price

(47%, 23.18KRW/kWh)

+

Capacity Payment

(41%, 19.92KRW/kWh)

Capacity Payment (Fixed Cost) : Compensation for

construction & maintenance costs

Base load generators = 20.49 KRW/kWh

Non-base load generators = 7.17 KRW/kWh

+

Uplift : Constraint costs, ancillary services, etc.

Uplift

(12%, 5.92KRW/kWh)

Achieve stability of supply, price levels and revenue predictability for the Gencos

Performance of Market Operations

Although the LNG, most expensive fuel, sets the SMP, the market clearing price has stabilized through a dual pricing system (SMP&BLMP)

Daily Setting Price Fuel

Market Price

100

LNG

80.19

77.38

80.53

Heavy oil

74.2

80

60

Coal

49.01

48.98

48.17

(KRW/kWh)

47.51

(KRW/kWh)

41.36

41.39

41.23

40.79

40

Nuclear

20

24hrs

0hrs

12hrs

0

O

O

L

L

C

3Q2004

2003

2002

2001

O

SMP setting plant

Average

SMP

BLMP

SMP setting ratio by fuel type: LNG (61.3%), heavy oil (14.7%), coal (23.8%), nuclear (0.2%)

Market prices have been stable since pool market started on April 2, 2001

Evolution of the Pool Market System

KPX launched a study to improve the current CBP system

Pool Market Type

Future Pool

Current Pool

TWBP

CBP

Original

(99.1)

Improved CBP

CBP

Change

Study for Improvements to the Current CBP System

Performance

Evaluation

(04.12 - 05.1)

Selection of

Consultants (KDI)

( - 04.11)

Implement

in the market

(05.12)

Recommend

Improvement

Methods

(05.2 - 05.11)

Work scope

Review the pricing mechanism in the generation sector

Improve market operation processes

Enhance competitiveness

IV. Privatization of Gencos

Outline of Privatization Plan

Government’s basic plan for the privatization of Gencos (2002.4)

All five Gencos, nuclear-hydro Genco not included

Target

Step 1 : Sequential sale of 2 Gencos

Step 2 : Sale of 3rd Genco after Step 1

Sale Process

Sale Method

Combination of Trade sale and IPO for Step 1

Governance

One Genco per buyer

Foreign ownership will be limited to 30% of total Genco capacity (ie maximum of 2 thermal Gencos)

Special Support

Resolution of joint & several liabilities

Transaction Plan for KOSEPCO

Step 1

Trade Sale

(34-51%)

KOSEPCO will be privatized via a trade sale and an IPO

Sell a 34%~51% stake in KOSEPCO to a strategic investor

Step 2

IPO

(16~25%)

Sell down KEPCO’s stake in KOSEPCO via a domestic IPO

Flexibility on the size of the stake to be listed

Step 3

Disposal of

Remaining Shares

(24~50%)

Disposal of remaining interest in KOSEPCO over a period of time

Disposal timing depends on the next Genco privatization

Privatization of KOSEPCO

Trade Sale

Domestic IPO

Selection of lead managers (‘03. 5)

LG/Daewoo/Hyundai Securities consortium

Receipt of Letter of Intents (‘02.10)

14 investors (domestic 6, foreign 8)

Amendment of the Statute (‘03. 9)

Issue of the RFP (‘02.11)

Due Diligence (‘03.10)

Receipt of Indicative Bids (‘02.11)

SK, POSCO, KIECO/Powertek, J-Power

Due Diligence / Issue of the Request

for Final Proposal (‘03.2-3)

Receipt of Approval from the KSE

for IPO (‘03.12)

Postponement of Trade Sale (‘03.3)

Due to internal problems of the bidders and

internal problems and unclear prospects

on the economy

Postponement of IPO(‘04.3)

Due to unfavorable market conditions

Resume the domestic IPO and Trade Sale once market conditions improve

Power Plants of KOSEPCO

KOSEPCO has an optimal fuel mix and recently completed construction of a large scale base load plant (Yonghung) near the metropolitan Seoul area

- **In operation** — **7,194 MW**
  - Samchonpo (Base) — 3,240 MW
  - Yonghung #1,2 (Base) — 800 MW
  - Yongdong (Intermediate) — 325 MW
  - Yosu (Intermediate) — 529 MW
  - Bundang (Peak) — 900 MW
  - Muju (Peak) — 600 MW
- **Under Construction** — **2,400 MW**
  - Yonghung (Base) — 1,600 MW
  - Yechon (Peak) — 800 MW

Location of Power Plants


Bundang - LNG
Yongdong - Anthracite
Yonghung - Bituminous
Yechon - Pumped Storage
Muju - Pumped Storage
Yosu - Oil
Samchonpo - Bituminous
Metropolitan area
Major industrial / chemical complex

25

Profitability of KOSEPCO

KOSEPCO has the most stable source of profit among the thermal Gencos, with the highest margins and strongest returns

EBITDA Profitability

Net Income Margin

3Q2004

2003

3Q2004

2003

3Q2004

2003

22.7%

50%

800

25%

42.2%

38.4%

18.9%

700

40%

20%

33.9%

600

32.4%

32.4%

31.0%

500

13.7%

15%

26.0%

25.0%

30%

23.0%

11.8%

Net income as a % of sales

22.8%

EBITDA (KRW bn)

EBITDA margin

400

9.2%

9.8%

8.6%

20%

300

10%

4.7%

200

10%

5%

3.2%

3.8%

100

0

0%

0%

KOSPO

KOWEPCO

KOMIPO

KOSEPCO

KEWESPO

KOSPO

KOWEPCO

KOMIPO

KOSEPCO

KEWESPO

KOSEPCO - The most profitable Genco in Korea

Note: As of Dec 31, 2002

Operating Cost (per kWh)

Load Capacity Breakdown (2004.9)

Operational Performance of KOSEPCO

KOSEPCO’s base load capacity and operating costs rank number one among the Gencos

32.9

39.8

44.9

44.2

50.6

35.9

50.5

52.2

61.5

56.1

10

20

30

40

50

60

70

KOSEPCO

KOMIPO

KOWEPCO

KOSPO

KEWESPO

KRW/kWh

2003

3Q2004

10,000

9,000

1,400

2,000

8,000

1,600

2,490

3,200

7,000

1,855

6,000

2,880

2,800

4,105

1,500

529

5,000

4,000

1,698

1,400

1,800

3,000

466

2,000

4,365

3,000

2,900

3,000

3,400

1,000

0

KOSPO

KOWEPCO

KOMIPO

KOSEPCO

KEWESPO

Peak

Under construction

Base

Intermediate

(MW)

27